October 2, 2009

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:

China Biologic Products, Inc.
Registration Statement on Form S-1
Filed July 24, 2009
File No. 333-160774

Dear Mr. Riedler:

On behalf of China Biologic Products, Inc. (the “Company”), we hereby submit this amended response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated August 20, 2009, with respect to the Company’s registration statement on Form S-1 (the “Registration Statement”) along with Amendment No. 1 to the Registration Statement (the “Amendment”).

We understand and agree that:

a.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.

the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
October 2, 2009

General

1.

We note that you are registering the sale of 3,582,803 common shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering and therefore may not be made under Rule 415(a)(1)(i). Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise your cover page and Plan of Distribution to eliminate the statement that the shares may be sold at prevailing market prices or at privately negotiated prices. Additionally, identify the selling shareholders as underwriters.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

  The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

  The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company,

  Any relationships among the selling shareholders;

  The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

  The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

  Whether or not any of the selling shareholders is in the business of buying and selling securities.

RESPONSE: We note your comment and the Company has revised the offering and will be registering only 2,003,372 shares of common stock on behalf of the Selling Stockholders, instead of the 3,582,803 shares referenced in the initial filing. In revising the offering, the make-up of the Selling Stockholders has also changed considerably. The Selling Stockholders will now offer up to an aggregate of 2,003,372 shares of common stock, which equals approximately 8.46% of the Company’s issued and outstanding common stock, and approximately 29.06% of the Company’s common stock held by non-affiliates (assuming full conversion of the convertible notes and full exercise of the warrants offered for resale by the Selling Stockholders).

The following table identifies the allocation of the shares being offered among the Selling Stockholders, and their respective percentage of the outstanding shares held by non-affiliates prior to the private placement transaction (assuming full conversion of the convertible notes and full exercise of the warrants offered for resale by the Selling Stockholders).

Division of Corporation Finance
October 2, 2009

	Amount of	Percentage
	Underlying Shares	of Non-Affiliate
	to be	Shares Represented
Name of Selling Stockholder	Registered	by Offered Shares(1)
Jayhawk Private Equity Fund, L.P.(2)	405,212	5.88%
Jayhawk Private Equity Co-Invest Fund, L.P.(3)	25,513	0.37%
Essence International Investment LTD(4)	1,572,647	22.82%

Total	2,003,372	29.06%

Of the Company's issued and outstanding shares, 14,767,035 shares, or approximately 68.08%, are held by affiliates of the Company and 6,922,907 shares, or approximately 31.92%, are held by nonaffiliated shareholders. Accordingly, the shares of the Company’s common stock being registered represent approximately 29.06% of the shares held by non-affiliates. For a detailed breakdown of the amounts being offered by the Selling Stockholders, please refer to the table on page 71 of the prospectus included in the Amendment.

All the shares to be registered in the Registration Statement underlie 3.8% secured convertible notes due June 5, 2011, convertible into up to 1,335,581 shares of the Company’s common stock, and three-year warrants to purchase up to 667,791 shares of the Company’s common sock issued to the Selling Stockholders in the private placement transaction which closed on June 10, 2009. The Company will not receive any proceeds from the sale of the shares offered by the Selling Stockholders, except to the extent any of the warrant holders elects to exercise warrants. Each of the Selling Stockholders has represented to the Company in writing in substance that (i) it acquired the securities and will acquire the underlying securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act, (ii) it acquired the securities and will acquire the underlying shares in the ordinary course of business, and (iii) at the time it acquired the securities, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the securities or underlying shares. Furthermore, none of the Selling Stockholders is in the business of underwriting securities. For the reasons stated herein, we respectfully submit that the Company’s registration of the resale of 2,003,372 shares in the Amendment is in compliance with Rule 415(a)(1)(i).

2.

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and warrants).

RESPONSE: We are registering for resale of up to 3,582,803 shares of our common stock being offered by the Selling Stockholders, which includes: 2,388,535 shares of our Common Stock issuable to the Selling Stockholders upon conversion of 3.8% secured convertible notes issued in our June 2009 private placement to certain accredited investors; and 1,194,268 shares of our Common Stock issuable upon the exercise of three-year warrants issued to such investors in connection with the private placement transaction. On June 10, 2009, the closing date for the private placement, the total dollar value of the securities underlying the Notes was $10,987,261, and the total dollar value of the securities underlying the Warrants was $5,732,486, based on the $4.60 market price per share of the Company’s Common Stock as quoted on the over-the-counter bulletin board on that date.

Division of Corporation Finance
October 2, 2009

We received $9,304,140 in net proceeds from the sale of the Notes and Warrants. Other than with respect to our obligation to repay principal and interest on the Notes, we are not obligated to make any payments to any of the selling stockholders or any of their affiliates in the first year following the sale of the Notes or otherwise.

3.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

RESPONSE: Other than the payments set forth below, we have not made and are not required to make any payments to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).

Nature of Payment	Purpose	Amount/Value
Investor Legal Fees:	It is usual and customary for an issue to agree to assume the costs of legal fees incurred by investors in a private placement. In connection with the private placement transaction the Company agreed to reimburse the Selling Stockholders, within a month of the closing, for up to $250,000 in any legal fees and other expenses incurred by the Selling Stockholders in connection with the transaction.	$250,000
Placement Agent Fees:

Oppenheimer & Co, Inc. acted as the placement agent in the private placement transaction and, as consideration for its services, OpCo received a cash fee equal to 6.1% of the gross proceeds received from the sale of the securities, and a three-year warrant to purchase common stock representing 5% of the securities purchased by first-time investors,

		$455,374(1)

Division of Corporation Finance
October 2, 2009

Registration Expenses:

In connection with the private placement transaction, on June 10, 2009, the Company also entered into a registration rights agreement with the Selling Stockholders pursuant to which we agreed to file a registration statement registering for resale the shares underlying the securities issued to the Selling Stockholders in the private placement and the subject of this Registration Statement.

		$71,824(2)
Interest Payment	Under the terms of the Notes, we are obligated to make approximately $272,314 in interest payments in the first year following the closing date.	$272,314
	TOTAL	$1,049,512

__________________
(1) Represents a cash fee of $586,624 and warrants to purchase up to 93,750 shares at an exercise price of $6.00 per share issued to OpCo (net a profit to the Company of $131,250 based on the market price per share of the Company’s common stock as quoted on the over-the-counter bulletin board on the closing date).

(2) This is an estimate of the fees and expenses that we expect to incur in connection with fulfilling this registration obligation.

____________

Other than with respect to our obligation to repay interest on the Notes, we are not obligated to make any payments to any of the Selling Stockholders or any of their affiliates in the first year following the sale of the Notes.

4.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

  the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

    the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

    the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

  if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

Division of Corporation Finance
October 2, 2009

  if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

  the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

  the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

  the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

  the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE:

Selling Stockholder	Securities(1)	Market Price of Securities at Closing Date(2)	Conversion Value of Securities(3)	Possible Discount(4)	Possible Profit to Selling Stockholder(5)
Jayhawk Private Equity Fund, L.P.	483,117	$2,222,338	$1,932,468	$289,870	$289,870
Jayhawk Private Equity Co-Invest Fund, L.P.	30,418	$139,923	$121,672	$18,251	$18,251
Essence International Investment LTD	1,875,000	$8,625,000	$7,500,000	$1,125,000	$1,125,000
TOTALS	2,388,535	$10,987,261	$9,554,140.00	$1,433,121	$1,433,121

Division of Corporation Finance
October 2, 2009

(1) Represents the total possible shares underlying the Notes (assuming no interest payments and complete conversion throughout the term of the notes).

(2) Represents the combined market price of the total number of shares underlying the Notes, based on the market price per share on June 10, 2009 (the closing date) and the total possible shares underlying the Notes.

(3) Represents the total possible shares the Selling Stockholders may receive and the combined conversion price of the total number of shares underlying the Notes calculated by using the contractual conversion price of $4 per share and the total possible number of shares the selling shareholders may receive.

(4) Reflects the total possible discount to the market price as of the closing date, calculated by subtracting the total conversion price on the closing date from the combined market price of the total number of shares underlying the Notes on that date.

(5) Profit to Selling Stockholders assumes that there was a conversion event and that the notes were immediately converted and resold at the market price on closing date.

___________________

The Notes are convertible at a fixed conversion price (the “Conversion Price”) of $4.00 per share, subject to customary adjustments for anti-dilution events. These conversion and exercise prices are not subject to adjustment based upon the trading or market price of the stock. Accordingly, there is no discount to the future market price. The lack of any variable conversion feature or market price reset feature further supports a finding that the selling shareholders are bearing the market risk of fluctuations in the stock price and therefore supports the conclusion that none of them are acting as an underwriter conducting a primary offering on behalf of the Company.

5.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

  the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

    market price per share of the underlying securities on the date of the sale of that other security;

    the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

  the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

Division of Corporation Finance
October 2, 2009

  the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

  the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

  the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:

Selling Stockholder	Securities(1)	Market Price of Securities at Closing Date(2)	Conversion Value of Securities(3)	Possible Discount(4)	Projected Profit to Company(5)
Jayhawk Private Equity Fund, L.P.(6)	241,559	$1,111,171	$1,159,483	($48,312)	$48,312
Jayhawk Private Equity Co-Invest Fund, L.P.(6)	15,209	$69,961	$73,003	($3,042)	$3,042
Essence International Investment LTD	937,500	$4,312,500	$4,500,000	($187,500)	$187,500
TOTALS	1,194,268	$5,493,633	$5,732,486	($238,854)	$238,854

(1) Represents the total possible shares underlying the securities.

(2) Represents the combined market price of the total number of shares underlying the securities, based on the market price per share on June 10, 2009 (the closing date) and the total possible shares underlying the securities.

(3) Represents the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the securities calculated by using the contractual exercise price of $4.80 per share and the total possible number of shares the selling shareholders may receive.

(4) Reflects the total possible discount to the market price as of the closing date, calculated by subtracting the total conversion price on the closing date from the combined market price of the total number of shares underlying the securities on that date.

(5) Profit to the Company assumes that the warrants were exercised and that the underlying shares were immediately resold at the market price on closing date.

(6) Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P. also hold five-year warrants to purchase 483,117 shares and 28,214 shares of our common stock, respectively, at an exercise price of $2.8425 per share. These warrants were issued in connection with the Company’s 2006 private placement and are covered under an effective registration statement. At the time when these warrants were sold the Company’s securities were not yet publicly traded and so a market price for the securities cannot be determined. However, if we use the resale price of $3.00 for the securities set forth in that registration statement, the aggregate market value of these 2006 warrants when they were sold would have been $1,428,999, their aggregate conversion value based on the contractual exercise price is $1,353,977 and the Company would realize a net loss of $(75,022) on these warrants.

Division of Corporation Finance
October 2, 2009

The Warrants are exercisable at fixed price of $4.80 per share, subject to customary adjustments for anti-dilution events. The exercise price of the warrants does not float or reset based on the market price of the Company’s common stock.

6.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

  the gross proceeds paid or payable to the issuer in the convertible note transaction;

  all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3 above;

  the resulting net proceeds to the issuer; and

  the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 4 and Comment 5 above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

RESPONSE:  Our response is set forth in tabular form below:

No.	Item	Amount
1	Gross Proceeds	$9,554,140
2	Payments to Selling Stockholder or Selling Stockholder’s Affiliate/Agent	$1,049,512
3	Net Proceeds	$8,504,628
4	Combined Total Possible Profit (to Selling Stockholders)	$1,194,267
5	Total amount of all possible payments as disclosed in response to Comment 3 ($1,049,512) and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment 4 ($1,433,121) divided by the net proceeds to the issuer from the sale of the Notes ($8,504,628)	29.19%
6	Item 5 averaged over the 2-year term of the Notes.	14.60%

Division of Corporation Finance
October 2, 2009

7.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

  the date of the transaction;
  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
  the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
  the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
  the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
  the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE: Other than with respect to Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P. in connection with the Company’s 2006 private placement set forth below, and other than with respect to the June 2009 private placement, the Company has not engaged in any securities transactions with the Selling Stockholders or any of their affiliates, or any person with whom they have a contractual relationship.

Division of Corporation Finance
October 2, 2009

Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P. (together, “Jayhawk”) were participants in the Company’s 2006 private placement of its securities to certain accredited investors as follows:

The date of the transaction	July 19, 2006
The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction	19,234,942 shares of common stock, par value $0.0001 per share
The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders	3,366,120
The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction	2,200,000
The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction	153%
The market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary)	$3.00(1)
The current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary)	$7.35(2)

_____________

(1) At the time when these securities were sold the Company’s common stock was not yet publicly traded and so a market price immediately prior to the transaction cannot be determined. We note that the Selling Stockholders set $3.00 as the per share resale price of the securities in the registration statement filed in connection with the transaction and that the average sale price of the securities in the first quarter of public trading was $3.00 per share.

(2) Based on the closing price per share of the Company’s common stock as quoted on the over-the-counter bulletin board on October 1, 2009.

_____________

8.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

  the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

  the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

  the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

Division of Corporation Finance
October 2, 2009

In this analysis, the calculation of the number of outstanding shares should not include any  securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE: Our response is set forth in tabular form below:

The number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders	21,474,942
The number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements	(1) 2,028,365

The number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders

1,240,233(2)
The number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders	788,132(3)
The number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction	0

_________________________
(1) Consists of (i) 1,489,342 shares and 93,772 shares of common stock held by Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P., respectively, and (ii) 372,336 shares and 23,443 shares of common stock issuable to them, respectively, upon the exercise of five-year warrants to purchase common stock at an exercise price of $2.8425 per share. This amount also includes an aggregate of 49,472 shares of common stock issuable upon the exercise of a five-year warrant to purchase common stock at an exercise price of $2.8425 per share, transferred to them by Capital Ventures International.

(2) Represents shares registered for resale that continue to be held by Jayhawk as of October 1, 2009.

(3) Represents shares that have been sold in registered resale transactions by Jayhawk as of October 1, 2009.

Division of Corporation Finance
October 2, 2009

9.

Please provide us, with a view toward disclosure in the prospectus, with the following information:

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

the date on which each such selling shareholder entered into that short position; and

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE: The Company has sufficient cash on hand and continuing positive cash inflow, from the sale of its plasma-based products in the PRC market. Our management expects continued growth in revenues throughout the term of the Notes, largely due to the ongoing limited supply of plasma-based products in the PRC market due to the introduction of more stringent health and safety measures which we already meet, which created a favorable market condition for the Company. In light of the foregoing, we believe that the Company will have the financial ability to fulfill its payment obligations under the Notes when they come due.

The Company has already advised each selling stockholder that it may not use shares registered on the Registration Statement to cover short sales of the Company’s common stock made prior to the date on which the Registration Statement shall have been declared effective by the Commission. Each of our Selling Stockholders have acknowledged receipt of such notice and have agreed to promptly notify the Company of any subsequent changes in this and any other information provided to us that may occur prior to the effective date of the Registration Statement. None of the Selling Stockholders have advised the Company that it has an existing short position in the Company’s common stock.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes. If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Division of Corporation Finance
October 2, 2009

RESPONSE: Other than with respect to the private placement agreement between the Company and OpCo discussed in our response to Comment #3 above, no relationships or arrangements have existed in the past three years or are to be performed in the future between the Company and any of the Selling Stockholders or any of their affiliates, or any person with whom any selling stockholder has a contractual relationship (or any predecessors of those persons) in connection with the sale of the Notes.

OpCo acted as the placement agent in connection with the sale of the Notes, pursuant to a [private placement agreement] between the Company and OpCo. Under the terms of the private placement agreement, dated October 4, 2008, as amended, the Company agreed to retain OpCo as its exclusive private placement agent for a period to end on December 31, 2009, and Oppenheimer agreed to (a) assist the Company in preparing a private placement memorandum (the “Memorandum”) describing the Company and its securities; (b) review with the Company a list of investors to whom the Memorandum will be provided and assist in scheduling meetings with potential investors; and (c) assist and advise the Company with respect to the negotiation of the sale of the securities to the investors.

As consideration for its services, OpCo had the right to a cash fee equal to 7% of the gross proceeds received from the Company’s sale of any securities to first-time investors, as well as 3% of the gross proceeds received from the Company’s existing investors that have rights of first refusal to the same securities, and reimbursement of fees and expenses up to $80,000. OpCo was also entitled to receive a three-year warrant to purchase shares equal to 5% of any securities purchased by first-time investors in the Company. OpCo also had certain registration rights with respect to the common stock underlying its warrant, which rights include: one demand to register such shares for resale, provided that the Company is eligible to use a registration statement on Form S-3; an unlimited number of piggyback registration rights; “cashless exercise” rights with respect to the warrant; and customary anti-dilution provisions. However, the Company has the right to repurchase any shares underlying OpCo’s warrant to be included in a registration statement, at 95% of the difference between the market price per share at the time of such repurchase and the applicable exercise price per share for such shares.

Either party had the right to terminate the private placement agreement in writing prior to December 31, 2009, however, the agreement provided that OpCo’s right to receive fees under the agreement would continue to apply if the Company issued shares within 6 months from termination, to any investors which OpCo previously solicited or sought to solicit on behalf of the Company, or which contacted the Company in connection with a transaction as a result of OpCo’s efforts and whose name appears on a list of investors provided to the Company by OpCo on the termination date. A copy of the private placement agreement between the Company and OpCo, as amended, is attached hereto as Annex A.

At the closing of the private placement transaction, OpCo received a cash fee equal to $586,624, or 6.1% of the gross proceeds received from the sale of the securities to the Selling Stockholders, and a three-year warrant to purchase up to 93,750 shares of our common stock, representing 5% of the securities purchased by Essence, at an exercise price of $6.00 per share.

Division of Corporation Finance
October 2, 2009

11.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement

RESPONSE: In connection with the private placement transaction, on June 10, 2009, we entered into a registration rights agreement with the investors, pursuant to which we agreed to file within 45 days of the closing date, or by July 25, 2009, a registration statement registering for resale the shares issued to the investors in the private placement. We have amended the registration statement to register on behalf of the Selling Stockholders, on a pro rata basis, 2,003,372, or 55% of the shares underlying the securities issued to the investors in the private placement. The 2,003,372 shares being offered by the Selling Stockholders amount to approximately 8.46% of the Company’s issued and outstanding common stock, and approximately 29.06% of the Company’s common stock held by non-affiliates (assuming full conversion of the convertible notes and full exercise of the warrants offered for resale by the Selling Stockholders).

12.

With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

RESPONSE: We had disclosed on page 71 of our prior filing, and have disclosed at notes 3 through 5 of the Selling Stockholder table on page 72 of the Amendment, the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each such Selling Stockholder. Mr. Kent C. McCarthy, the manager of Jayhawk Capital Management LLC, exercises sole voting and/or dispositive powers with respect to the shares held by both Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund. Mr. Lixin Tian, the manager of DT Capital Management Limited, exercises sole voting and/or dispositive powers with respect to the shares held by Essence International Investment LTD.

Item 16. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements - March 31, 2009

Note 1- Organization background and principal activities

Current Development

Dalin Acquisition and Entrustment Agreement page F-6

13.

It appears you have determined that you acquired Dalin on January 1, 2009. Please revise your disclosure to provide the basis for your conclusion that the acquisition date was January 1, 2009. Additionally, please tell us how you considered paragraphs 10 and 11 of SFAS 141(R) in developing your conclusion.

RESPONSE: We note your comment and we have revised our disclosure in Note 21 to our financial statements for the six months ended June 30, 2009, filed with the Amendment, to include the following disclosure:

According to paragraph 10 of SFAS 141(R), the acquirer shall identify the acquisition date, which is the date on which it obtains control of the acquiree. Furthermore, in paragraph 11 of SFAS 141(R), “the date on which the acquirer obtains control of the acquiree generally is the date on which the acquirer legally transfers the consideration, acquires the assets, and assumes the liabilities of the acquiree - the closing date. However, the acquirer might obtain control on a date that is either earlier or later than the closing date. For example, the acquisition date precedes the closing date if a written agreement provides that the acquirer obtains control of the acquiree on a date before the closing date. An acquirer shall consider all pertinent facts and circumstances in identifying the acquisition date.”

Division of Corporation Finance
October 2, 2009

Article 3, Sections 2 and 5 of the Equity Transfer Agreement, dated September 26, 2008, among Logic Express Limited (“Logic Express”), Chongqing Dalin Biologic Technologies Co., Ltd. (“Dalin”) and certain shareholders of Dalin, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 2, 2008 (the “Equity Transfer Agreement”), provide that the Company may exercise shareholder rights, as well as take over all the corporate seals and licenses of Dalin upon the payment of the second installment of the purchase price. The Company paid the second installment of the purchase price on December 14, 2008, in accordance with the agreement. Furthermore, pursuant to Article 1, Section 1-2.2 of the Amended Equity Transfer Agreement, dated December 12, 2008, among Logic Express, Dalin, and the Dalin Shareholders (filed as Exhibit 10.4 to the Company’s Current report of Form 8-K filed on December 18, 2008) (the “December Amendment”), as amended by the Supplemental Agreement, dated March 31, 2009, among Logic Express, Dalin, and the Dalin Shareholders (filed as Exhibit 10.5 to the Company’s Current report of Form 8-K filed on April 1, 2009) (the “March Amendment”), the Company is entitled to the profits generated from Dalin’s main operating subsidiary, Qianfeng, as of January 1, 2009. As a result, the Company elected January 1, 2009, the date on which the Company legally obtained control, acquired the assets, assumed the liabilities and became entitled to Dalin’s share of the profits generated by Qianfeng through its 90% ownership in Dalin, as the acquisition date for the accounting purpose according to the SFAS 141(R).

The provisions of Article 3 of the Equity Transfer Agreement are provided below for your reference:

Article 3. Other Rights and Obligations of the Parties

3-1	Within 15 days upon the execution of this Agreement, Party A is responsible for convening the shareholders meeting and board meeting of Party C and ensuring that the equity transfer will be approved by the shareholders.

3-2

On the day that Party B pays the second installment, Party A shall hand over all the licenses, seals (including but not limited to the administrative seal, financial seal, economic contract seal and common seal) and financial account documents of Party C to Party B. Meanwhile, it will assist Party B in its assignment of financial control personnel to Qianfeng Company.

3-3

Within 3 days after Party B pays the second installment, Party A and Party B shall complete together the reorganization of the shareholders meeting and the board of directors of Party C and finish all the legal documents regarding this equity transfer.

3-4	Within 30 days after Party B pays 50% of the total transfer price to Party A, Party A will complete the registration of the change of shareholder in favor of Party C.

3-5

On the day that Party B pays the second installment, Party C and Party B will execute the equity entrustment agreement, which provides that starting on the day that Party B pays the second installment, 54% of Qianfeng Company’s equity held by Party C will be fully entrusted to Party B, which will exercise the shareholder’s rights on behalf of Party C. During the entrustment period, any assets disposal or fund transfer in Qianfeng Company shall obtain the consents from Party B.

3-6

After the execution of this Agreement, if any capital costs that accrue to the amounts payable from Qianfeng Company to the affiliated parties (including but not limited to RMB14,560,000 payable to Guizhou EAKAN Pharmaceutical Co., Ltd, RMB9,182,900 as market development fees payable to Guangdong Hengkang Pharmaceutical Imp.&Exp. Co., Ltd, and RMB7,700,000 payable to Renyuan Company) will be paid by Party A according to the proportion of Party C’s equity holding in Qianfeng Company, and Party B may deduct corresponding capital costs from the transfer price and deliver them to Qianfeng Company.

3-7

When going through the equity transfer registration procedure with the AIC, Party B may adjust the transferee to be its affiliated company, for which Party A and Party C will give full cooperation. Party B will take joint and several responsibility for its affiliated company’s performance under this Agreement. Any delay in the AIC registration for the equity transfer that has been caused by this adjustment will be borne by Party B.

Division of Corporation Finance
October 2, 2009

The provisions of Article 1, Section 1-2.2 of the December Amendment are provided below for your reference:

“Should Party B pay 90% of the Transfer Price on or before March 31, 2009, the post-Equity Transfer shareholders of Party C shall be entitled to Party C’s share of profits generated by Qianfeng after January 1, 2009. Should Party B fail to pay 90% of the Transfer Price on or before March 31, 2009, Party C’s share of profits in Qianfeng (the “Undistributed Profits”) between January 1, 2009 and the date Party B pays off 90% of the Transfer Price shall be distributed to Party A and Party B on a pro rata basis (determined by the proportions of Party A and Party B’s equity interest in Party C in connection with Party B’s actual payment toward the Transfer Price). Namely, Party B shall be entitled to the Undistributed Profits multiplied by 90% of the percentage of Party B’s actual payment of the Transfer Price. Party A will be entitled to the remaining profits. When Party B pays off 90% of the Transfer Price, Party C’s share of profits in Qianfeng shall be distributed to the post-Equity Transfer shareholders of Party C.”

The provisions of Article 1, Section 1-2.2 of the March Amendment are provided below for your reference:

1. Party A agrees to extend the deadline of March 31, 2009 for paying the remaining purchase price (RMB54, 810,000) to April 7, 2009.

2. Such extension shall not amount to breach of the Equity Transfer Agreement, and Logic shall not assume any liability arising out of the extension.

3. Article 2 of the Supplemental Agreement of the Equity Transfer Agreement entered into on December 12, 2008 among Party A, Party B and Party C regarding distribution of the profit shall be amended to the following:

The parties agreed that (i) if Logic will have paid 90% of the purchase price (or RMB 174,960,000) on or before April 7, 2009, then Logic will be entitled to its share of Dalin's portion of the profit generated by Qianfeng starting from January 1, 2009, and (ii) if Logic fails to pay the said amount, the profit generated by Qianfeng from Janaury 1, 2009 until the day of payment of said amount will be shared by Party A and Party B (i.e., Logic will be entitled to its share of Dalin’s portion of the profit generated by Qianfeng calculated according to the proportion of the purchase price paid by it, and Party A will be entitled to the rest of Dalin’s portion of the profit generated by Qingfeng).

Division of Corporation Finance
October 2, 2009

Note 14-Business Combinations, page F-30

14.

Based on your disclosures in Notes 13 and 14, it appears you have consolidated the results of Dalin and subsidiaries as of January 1, 2009, and as of that date, your results reflect a 90% ownership interest and ten percent noncontrolling interest in Dalin. It appears that you had a 50% ownership interest as of January 1, 2009, and you did not acquire a 90% interest in Dalin until April 14, 2009. Please tell us how your ownership interest is reflected appropriately within your results for the three months ended March 31, 2009.

RESPONSE:

As explained in our response to Comment #13 above, the Company elected January 1, 2009 instead of April 14, 2009 as the acquisition date for accounting purposes, in accordance with paragraph 11 of SFAS 141(R) as the “written agreement provides that the acquirer obtain control of the acquiree on a date before the closing date.” As a result, the Company included its 90% equity interest in Dalin and subsidiaries in its financial statements for the quarter ended March 31, 2009 as well as for the quarter ended June 30, 2009.

[Remainder of Page Left Blank Intentionally]

Division of Corporation Finance
October 2, 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (+86 53) 8620 2306, or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel, at (202) 663-8158.

Very truly yours,

CHINA BIOLOGIC PRODUCTS, INC.

By: /s/ Chao Ming Zhao
Name: Chao Ming Zhao
Title: Chief Executive Officer

Cc: Louis A. Bevilacqua, Esq.